As filed with the Securities and Exchange Commission on March 31, 2010
Registration No. 333-142890
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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

AFFINITY GOLD CORP.

Nevada	1000	26-4152475	00829M 100
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)	CUSIP Number

7950 Main Street, Suite #217
Maple Grove, MN  55369
(executive office)

With copy to:

Jensen Lunny MacInnes Law Corporation
Barristers & Solicitors
Attn: Mike Shannon
Suite 2550 – 555 W. Hastings St.
Vancouver, British Columbia, Canada, V6B 4N5
Tel: (604) 684-2550 Fax: (604) 684-0916
(Agent for Service)

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☒ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2009

PART I  REGISTRANT INFORMATION

Affinity Gold Corp.

Full Name of Registrant:

Former Name if Applicable:

7950 Main Street, Suite #217

Address of Principal Executive Office (Street and Number):

Maple Grove, MN  55369

City, State and Zip Code:

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

The Registrant’s recent activities have delayed the preparation and review of its Transition Report on Form 10-K.  The Registrant represents that the Form 10-K will be filed by no later than the 15th day following the date on which the Form 10-K was due.

PART IV OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification:

Corey Sandberg	763	424-4754
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

☐ Yes   ☒ No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Affinity Gold Corp.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010

	By:	/s/ Corey J. Sandberg
Corey J. Sandberg
Secretary and Director